December 10, 2007

Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HD Partners Acquisition Corporation
File No. 001-32890

Dear Ms. Garnett:

This letter is written in response to the conversation conducted today, December 10, 2007 at approximately 2:45pm EST between Duc Dang, Esq. of the Securities and Exchange Commission (the “Commission”) and Douglas S. Ellenoff, Esq. of Ellenoff Grossman & Schole LLP with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by HD Partners Acquisition Corporation (“HDP” or the “Company”). We have attached hereto the proposed changed pages to the Proxy Statement reflecting the Company’s proposed responses to the following comments from the Commission:

1.                In response to the Commission’s comment regarding the amount of the transfer agent fee imposed on a stockholder who converts his, her or its shares of stock and tenders such shares, we have modified the disclosure on pages 11 and 55.

2.                In response to the Commission’s comment regarding whether there is a transfer agent fee imposed on a stockholder who requests the return of his, her or its shares of stock after already having requested conversion and having tendered such shares, we have modified the disclosure on pages 11 and 55.

Furthermore, we have provided additional disclosure to the Proxy Statement on pages 6, 82 and 165 describing the repurchase concept.

If you have any questions or concerns, please contact me via telephone at (310) 452 8300 or via facsimile at (310) 459-5445 or contact either Douglas S. Ellenoff or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ EDDY W. HARTENSTEIN
Eddy W. Hartenstein
Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Brian Daughney, Esq.
Chris Celano, Esq.
Bruce Lederman
Steven Cox
Robert Meyers
Larry Chapman

confidence in the value of HDP common stock following the proposed Asset Acquisition and as a means of increasing the likelihood that the Asset Acquisition Proposal will be approved.

HDP, its officers, directors or affiliates anticipate that they will identify the HDP stockholders with whom HDP currently intends to, and with whom the officers, directors or affiliates of HDP may, pursue privately negotiated purchases by either the stockholders contacting directly HDP or by HDP’s receipt of proxy cards submitted by stockholders. In addition, HDP has entered into an agreement with Morgan Joseph whereby Morgan Joseph will assist HDP in identifying HDP stockholders and facilitating the purchase of HDP common stock from such stockholders by HDP, its officers, directors or affiliates. To the extent that HDP, its officers, directors or affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their intention to vote, or who have already voted, against the Asset Acquisition Proposal. Pursuant to the terms of such arrangements, any shares so purchased by HDP, its officers, directors or affiliates would then be voted, or prior votes against would then be changed to votes, in favor of the Asset Acquisition Proposal. The terms of such purchases would operate to facilitate the consummation of HDP’s proposed business combination by potentially reducing the number of shares voted against the Asset Acquisition Proposal at the Special Meeting to less than 3,750,000.

Any shares purchased from HDP stockholders by HDP, its officers, directors or affiliates would be purchased at a price to be negotiated between such stockholders on the one hand and HDP, its officers, directors or affiliates on the other hand. Such price would depend on a variety of factors including, but not limited to, the size of the stockholders’ position in HDP stock and the method and timing of payment from HDP or from HDP’s officers, directors or affiliates for such shares. For purposes of the 1,256,447 shares to be purchased by HDP, the per share price to be paid by HDP will not exceed the estimated per share amount that would be distributed from trust if there was a liquidation of HDP, estimated to be $8.02 per share as of June 6, 2008. None of the officers, directors or affiliates of HDP have any current intention to make any such purchases; however, should they decide to do so, it is possible that the value of the purchase price thereof would exceed the per share amount to be distributed from trust upon liquidation of HDP.

Any stock purchases by HDP, its officers, directors or affiliates, as described above, will be consummated pursuant to privately negotiated arrangements rather than through open market purchases in order to avoid disruption in the marketplace due to the relative illiquidity of HDP stock and in order to avoid the potential characterization of such open market purchases as a tender offer by HDP, its officers, directors or affiliates.

In addition, there are third party investors who have expressed an interest in potentially purchasing a significant number of shares of HDP’s common stock in privately negotiated transactions with existing HDP stockholders, but who have indicated that they would need to receive additional consideration in connection with such purchases. Such additional consideration could include the right to acquire some number of warrants or shares of common stock now held by HDP’s founding stockholders at prices below market value. If HDP’s founding stockholders were to provide any such additional consideration, they would require that such third party investors vote all shares held or thereafter acquired in favor of the Asset Acquisition Proposal. As of the date hereof, HDP’s founding stockholders have not agreed to provide any additional consideration, but may attempt to negotiate such an agreement in the future as a means of increasing the likelihood that the Asset Acquisition will be approved.

In the event that HDP, its officers, directors or affiliates enter into any such agreements more than five (5) days prior to the date of the Special Meeting, then HDP will file with the Securities and Exchange Commission a supplement to this proxy statement disclosing the material terms of such agreements. In the event that HDP, its officers, directors or affiliates enter into such agreements within five (5) days of the Special Meeting, then upon consummation of the Asset Acquisition, HDP will disseminate a press release and file a Current Report of Form 8-K disclosing the material terms of such purchases.

What happens if I vote against the Asset Acquisition?

Each HDP stockholder who holds shares of common stock issued in HDP’s IPO or purchased following such offering in the open market has the right to vote against the Asset Acquisition Proposal and, at the same time, demand that HDP convert such stockholder’s shares into cash equal to a pro rata portion of the trust account. These shares will be converted into cash only if the Asset Acquisition is consummated. Based upon the amount of cash held in the trust account as of September 30, 2007, without taking into account any interest accrued after such date, stockholders who vote against the Asset Acquisition Proposal and elect to convert such stockholder’s shares as described above will be entitled to

You will be required, whether you are a record holder or hold your shares in “street name”, either to tender your certificates to our transfer agent or to deliver your shares to HDP’s transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at your option, at any time at or prior to the vote at the Special Meeting on the Asset Acquisition Proposal. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 for delivery of shares through the DWAC System, and the broker may or may not pass this cost on to you.

You will have sufficient time from the time we send out this proxy statement through the time of the vote on the Asset Acquisition Proposal to deliver your shares if you wish to exercise your conversion rights. This time period will vary depending on the specific facts of each transaction. However, as the delivery process can be accomplished by you, whether or not you are a record holder or your shares are held in “street name”, within a day, by simply contacting the transfer agent or your broker and requesting delivery of your shares through the DWAC System, we believe this time period is sufficient for an average investor.

Any request for conversion, once made, may be withdrawn at any time up to immediately prior to the vote on the Asset Acquisition Proposal at the Special Meeting (or any adjournment or postponement thereof). Furthermore, if you delivered a certificate for conversion and subsequently decided prior to the meeting not to elect conversion, you may simply request that the transfer agent return the certificate (physically or electronically) to you. The transfer agent will typically charge an additional $35 for return of the shares through the DWAC System.

Please note, however, that once the vote on the Asset Acquisition Proposal is held at the Special Meeting, you may not withdraw your request for conversion and request the return of your stock certificate (either physically or electronically). If the Asset Acquisition is not completed, your stock certificate will be automatically returned to you.

What happens to the funds deposited in the trust account after completion of the Asset Acquisition?

Upon consummation of the Asset Acquisition, a portion of the funds remaining in the trust account after payment of amounts, if any, to stockholders requesting and exercising their conversion rights, will be used to pay expenses associated with the Asset Acquisition and to fund working capital of the combined company. In addition, up to $3,000,000 will be used to pay deferred underwriter’s compensation from HDP’s IPO.

Who will manage HDP from and after consummation of the Asset Acquisition?

From and after consummation of the Asset Acquisition, HDP will be managed by the current management of HDP. Thomas Compton, currently the President of the Association, will become President and Chief Executive Officer of NHRA Pro Racing, the wholly owned subsidiary of HDP that will hold the Purchased Assets, as well as a member of the board of directors of NHRA Pro Racing. Robert Meyers, the current Chief Financial Officer of HDP, will also become Chief Financial Officer of NHRA Pro Racing. In

If you exercise your conversion rights, then you will be exchanging your shares of HDP common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you tender your stock certificate to HDP at any time at or prior to the vote at the Special Meeting on the Asset Acquisition Proposal. The closing price of HDP’s common stock on                  , 2007, the most recent trading day practicable before the printing of this proxy statement, was $      . The amount of cash held in the trust account is approximately $148,220,957 as of September 30, 2007. If a HDP stockholder would have elected to exercise his conversion rights on such date, then he would have been entitled to receive $7.90 per share, plus interest accrued less taxes payable thereon subsequent to such date. Prior to exercising conversion rights, HDP stockholders should verify the market price of HDP’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights.

You will be required, whether you are a record holder or hold your shares in “street name”, either to tender your certificates to our transfer agent or to deliver your shares to HDP’s transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at your option, at any time at or prior to the vote at the Special Meeting on the Asset Acquisition Proposal. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 for delivery of shares through the DWAC System, and the broker may or may not pass this cost on to you.

You will have sufficient time from the time we send out this proxy statement through the time of the vote on the Asset Acquisition Proposal to deliver your shares if you wish to exercise your conversion rights. This time period will vary depending on the specific facts of each transaction. However, as the delivery process can be accomplished by you, whether or not you are a record holder or your shares are held in “street name”, within a day, by simply contacting the transfer agent or your broker and requesting delivery of your shares through the DWAC System, we believe this time period is sufficient for an average investor.

Any request for conversion, once made, may be withdrawn at any time up to immediately prior to the vote on the Asset Acquisition Proposal at the Special Meeting (or any adjournment or postponement thereof). Furthermore, if you delivered a certificate for conversion and subsequently decided prior to the meeting not to elect conversion, you may simply request that the transfer agent return the certificate (physically or electronically) to you. The transfer agent will typically charge an additional $35 for return of the shares through the DWAC System.

Please note, however, that once the vote on the Asset Acquisition Proposal is held at the Special Meeting, you may not withdraw your request for conversion and request the return of your stock certificate (either physically or electronically). If the Asset Acquisition is not completed, your stock certificate will be automatically returned to you.

Appraisal or Dissenters Rights

No appraisal rights are available under the Delaware General Corporation Law to the stockholders of HDP in connection with the Asset Acquisition Proposal. The only rights for those stockholders voting against the Asset Acquisition who wish to receive cash for their shares is to simultaneously demand payment for their shares from the trust account.

Solicitation Costs

HDP is soliciting proxies on behalf of the HDP Board of Directors. This solicitation is being made by mail but also may be made by telephone or in person. HDP and its respective directors and officers may also solicit proxies in person, by telephone or by other electronic means, and in the event of such solicitations, the information provided will be consistent with this proxy statement and enclosed proxy card.

privately negotiated purchases by either the stockholders contacting directly HDP or by HDP’s receipt of proxy cards submitted by stockholders. In addition, HDP has entered into an agreement with Morgan Joseph whereby Morgan Joseph will assist HDP in identifying HDP stockholders and facilitating the purchase of HDP common stock from such stockholders by HDP, its officers, directors or affiliates. To the extent that HDP, its officers, directors or affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their intention to vote, or who have already voted, against the Asset Acquisition Proposal. Pursuant to the terms of such arrangements, any shares so purchased by HDP, its officers, directors or affiliates would then be voted, or prior votes against would then be changed to votes, in favor of the Asset Acquisition Proposal. The terms of such purchases would operate to facilitate the consummation of HDP’s proposed business combination by potentially reducing the number of shares voted against the Asset Acquisition Proposal at the Special Meeting to less than 3,750,000.

Any shares purchased from HDP stockholders by HDP, its officers, directors or affiliates would be purchased at a price to be negotiated between such stockholders on the one hand and HDP, its officers, directors or affiliates on the other hand. Such price would depend on a variety of factors including, but not limited to, the size of the stockholders’ position in HDP stock and the method and timing of payment from HDP or from HDP’s officers, directors or affiliates for such shares. For purposes of the 1,256,447 shares to be purchased by HDP, the per share price to be paid by HDP will not exceed the estimated per share amount that would be distributed from trust if there was a liquidation of HDP, estimated to be $8.02 per share as of June 6, 2008. None of the officers, directors or affiliates of HDP have any current intention to make any such purchases; however, should they decide to do so, it is possible that the value of the purchase price thereof would exceed the per share amount to be distributed from trust upon liquidation of HDP.

Any stock purchases by HDP, its officers, directors or affiliates, as described above, will be consummated pursuant to privately negotiated arrangements rather than through open market purchases in order to avoid disruption in the marketplace due to the relative illiquidity of HDP stock and in order to avoid the potential characterization of such open market purchases as a tender offer by HDP, its officers, directors or affiliates.

In addition, there are third party investors who have expressed an interest in potentially purchasing a significant number of shares of HDP’s common stock in privately negotiated transactions with existing HDP stockholders, but who have indicated that they would need to receive additional consideration in connection with such purchases. Such additional consideration could include the right to acquire some number of warrants or shares of common stock now held by HDP’s founding stockholders at prices below market value. If HDP’s founding stockholders were to provide any such additional consideration, they would require that such third party investors vote all shares held or thereafter acquired in favor of the Asset Acquisition Proposal. As of the date hereof, HDP’s founding stockholders have not agreed to provide any additional consideration, but may attempt to negotiate such an agreement in the future as a means of increasing the likelihood that the Asset Acquisition will be approved.

In the event that HDP, its officers, directors or affiliates enter into any such agreements more than five (5) days prior to the date of the Special Meeting, then HDP will file with the Securities and Exchange Commission a supplement to this proxy statement disclosing the material terms of such agreements. In the event that HDP, its officers, directors or affiliates enter into such agreements within five (5) days of the Special Meeting, then upon consummation of the Asset Acquisition, HDP will disseminate a press release and file a Current Report of Form 8-K disclosing the material terms of such purchases.

Abstentions and Broker Non-Votes

If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of the NASD, your broker may not vote your shares on the proposal to approve the Acquisition.

net effect will be to increase the number of shares that will be voted in favor of the transaction. Although the officers, directors and affiliates of HDP currently have no intention of entering into private stock purchase arrangements with HDP stockholders, they may do so in the future both as an expression of confidence in the value of HDP common stock following the proposed Asset Acquisition and as a means of increasing the likelihood that the Asset Acquisition Proposal will be approved.

HDP, its officers, directors or affiliates anticipate that they will identify the HDP stockholders with whom HDP currently intends to, and with whom the officers, directors or affiliates of HDP may, pursue privately negotiated purchases by either the stockholders contacting directly HDP or by HDP’s receipt of proxy cards submitted by stockholders. In addition, HDP has entered into an agreement with Morgan Joseph whereby Morgan Joseph will assist HDP in identifying HDP stockholders and facilitating the purchase of HDP common stock from such stockholders by HDP, its officers, directors or affiliates. To the extent that HDP, its officers, directors or affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their intention to vote, or who have already voted, against the Asset Acquisition Proposal. Pursuant to the terms of such arrangements, any shares so purchased by HDP, its officers, directors or affiliates would then be voted, or prior votes against would then be changed to votes, in favor of the Asset Acquisition Proposal. The terms of such purchases would operate to facilitate the consummation of HDP’s proposed business combination by potentially reducing the number of shares voted against the Asset Acquisition Proposal at the Special Meeting to less than 3,750,000.

Any shares purchased from HDP stockholders by HDP, its officers, directors or affiliates would be purchased at a price to be negotiated between such stockholders on the one hand and HDP, its officers, directors or affiliates on the other hand. Such price would depend on a variety of factors including, but not limited to, the size of the stockholders’ position in HDP stock and the method and timing of payment from HDP or from HDP’s officers, directors or affiliates for such shares. For purposes of the 1,256,447 shares to be purchased by HDP, the per share price to be paid by HDP will not exceed the estimated per share amount that would be distributed from trust if there was a liquidation of HDP, estimated to be $8.02 per share as of June 6, 2008. None of the officers, directors or affiliates of HDP have any current intention to make any such purchases; however, should they decide to do so, it is possible that the value of the purchase price thereof would exceed the per share amount to be distributed from trust upon liquidation of HDP.

Any stock purchases by HDP, its officers, directors or affiliates, as described above, will be consummated pursuant to privately negotiated arrangements rather than through open market purchases in order to avoid disruption in the marketplace due to the relative illiquidity of HDP stock and in order to avoid the potential characterization of such open market purchases as a tender offer by HDP, its officers, directors or affiliates.

In addition, there are third party investors who have expressed an interest in potentially purchasing a significant number of shares of HDP’s common stock in privately negotiated transactions with existing HDP stockholders, but who have indicated that they would need to receive additional consideration in connection with such purchases. Such additional consideration could include the right to acquire some number of warrants or shares of common stock now held by HDP’s founding stockholders at prices below market value. If HDP’s founding stockholders were to provide any such additional consideration, they would require that such third party investors vote all shares held or thereafter acquired in favor of the Asset Acquisition Proposal. As of the date hereof, HDP’s founding stockholders have not agreed to provide any additional consideration, but may attempt to negotiate such an agreement in the future as a means of increasing the likelihood that the Asset Acquisition will be approved.

In the event that HDP, its officers, directors or affiliates enter into any such agreements more than five (5) days prior to the date of the Special Meeting, then HDP will file with the Securities and Exchange Commission a supplement to this proxy statement disclosing the material terms of such agreements. In the event that HDP, its officers, directors or affiliates enter into such agreements within five (5) days of the